Exhibit 99.1

Press Release

Eltek Reports $5.3 Million Order and Provides Update on First Quarter 2026 Outlook

Petach Tikva, Israel, April 1, 2026 - Eltek Ltd. (NASDAQ: ELTK), a leading global manufacturer of high-quality printed circuit boards, today announced that it has received purchase orders totaling approximately $5.3 million from an international customer. The orders are scheduled for delivery beginning in the second quarter of 2026, with the final shipment expected in September 2027.

“We are pleased with this award, which supports our strategic objective of expanding our presence in international markets with high value-added products. It also reflects a growing focus in the market on securing medium-term supply,” said Eli Yaffe, Chief Executive Officer of Eltek.

Separately, the Company expects that its operating results for the first quarter of 2026 will be adversely affected due to a combination of a less favorable fulfillment of its order backlog and unexpected logistic issues, while the Company’s backlog has approximately doubled compared to year-end 2025. The Company is actively addressing these factors and expects a gradual normalization of deliveries over time.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of currency movements between the US Dollar exchange rate against the Israeli Shekel, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023